SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated April 25, 2008

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	0762T	April 24, 2008
2.	Regulatory News Service Notice	0732T	April 24, 2008
3.	Regulatory News Service Notice	9612S	April 24, 2008
4.	Regulatory News Service Notice	9573S	April 24, 2008

[redacted]

08002471

SUPPL

5/13

SEC File No. 82-34751

"emailalert@hemscottbusiness.co.uk" <emailalert@hemscottbusiness.co.uk>

04/24/08 11:01 AM

To "eleanor.besserman@elementis.com" <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:0762T
Elementis PLC
24 April 2008

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Prudential plc group of companies

4. Full name of shareholder(s) (if different from 3):

See attached schedule below

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

22 April 2008

6. Date on which issuer notified:

24 April 2008

7. Threshold(s) that is/are crossed or reached:

See item 13

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548

Situation previous to the Resulting situation after the triggering transaction

Number of shares	24,086,326
Number of Voting Rights	24,086,326

Resulting situation after the triggering transaction

Number of shares		25,886,326
Number of voting rights	Direct	25,886,326
Number of voting rights	Indirect	
% of voting rights	Direct	5.79%
% of voting rights	Indirect	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument - N/A

Expiration date - N/A

Exercise/ Conversion Period/ Date - N/A

Number of voting rights that may be acquired if the instrument is exercised/ converted.

N/A

% of voting rights - N/A

Total (A+B)

Number of voting rights	25,886,326
% of voting rights	5.79%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Prudential plc (parent Company)
M&G Group Limited (wholly owned subsidiary of Prudential plc)
M&G Limited (wholly owned subsidiary of M&G Group Limited)
M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)
M&G Securities Limited (wholly owned subsidiary of M&G Limited)
The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc)

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: M&G Group Limited (wholly owned subsidiary of Prudential plc), M&G Limited (wholly owned subsidiary of M&G Group Limited) and M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)

have moved to a 5% notifiable interest triggering this notification.

14. Contact name: Dipesh Varsani
M&G Investment Management Limited

15. Contact telephone number: 020 7548 3261

Schedule:

Notifiable position for Elementis plc as at 22 April 2008.

Percentage holdings are calculated using an issued share capital of 446,546,769 ORD GBP0.05 shares

Prudential plc		25,886,326	5.79% total notifiable interest
	Registered Holder		
	JP MORGAN NOMINEES		2,830,205
	NORTRUST NOMINEE LTD A/C MHA01		1,500,000
	NORTRUST NOMINEE LTD A/C MHF01		102,217
	NORTRUST NOMINEE LTD A/C MKD01		5,000,000
	NORTRUST NOMINEE LTD A/C MKM01		2,000,000
	NORTRUST NOMS LTD		80,000
	NORTRUST NOMS LTD A/C CRI01		3,000,000
	NORTRUST NOMS LTD A/C PUQ01		2,200,000
	PRUCLT HSBC GIS NOM(UK) PAC AC		7,870,000
	PRUCLT HSBC GIS NOM(UK) PPL AC		1,303,904
M&G Group Limited		23,056,121	5.16%
	Registered Holder		
	NORTRUST NOMINEE LTD A/C MHA01		1,500,000
	NORTRUST NOMINEE LTD A/C MHF01		102,217
	NORTRUST NOMINEE LTD A/C MKD01		5,000,000
	NORTRUST NOMINEE LTD A/C MKM01		2,000,000
	NORTRUST NOMS LTD		80,000
	NORTRUST NOMS LTD A/C CRI01		3,000,000
	NORTRUST NOMS LTD A/C PUQ01		2,200,000
	PRUCLT HSBC GIS NOM(UK) PAC AC		7,870,000
	PRUCLT HSBC GIS NOM(UK) PPL AC		1,303,904
M&G Investment Management Limited		22,953,904	5.14%
	Registered Holder		
	NORTRUST NOMINEE LTD A/C MHA01		1,500,000
	NORTRUST NOMINEE LTD A/C MKD01		5,000,000
	NORTRUST NOMINEE LTD A/C MKM01		2,000,000
	NORTRUST NOMS LTD		80,000
	NORTRUST NOMS LTD A/C CRI01		3,000,000
	NORTRUST NOMS LTD A/C PUQ01		2,200,000
	PRUCLT HSBC GIS NOM(UK) PAC AC		7,870,000
	PRUCLT HSBC GIS NOM(UK) PPL AC		1,303,904

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure
and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFEESRISFIT

SEC File No. 82-34751

"emailalert@hemscottbusiness.co.uk" <emailalert@hemscottbusiness.co.uk>

04/24/08 10:30 AM

To "eleanor.besserman@elementis.com" <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Result of AGM

This Email Alert service is brought to you by Elementis

RNS Number:0732T
Elementis PLC
24 April 2008

Elementis plc - Result of AGM

The Company's AGM was held today and all resolutions proposed were passed on a vote on a show of hands.

Copies of the special resolutions passed at the AGM have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility located at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

For information, the following table shows the proxy voting position received for the meeting. The total number of shares in issue is 446,790,374. (Total voting rights: 446,790,374.)

Resolution	Votes for	Votes at Chairman's discretion	Votes against	Votes withheld
1. Receive accounts	347,195,746	901,571	8,184	7,671
2. Final dividend	347,197,758	910,003	1,215	4,196
3. Remuneration report	324,685,205	913,518	15,803,752	6,710,697
4. Re-elect Brian Taylorson	346,784,361	911,075	381,452	36,284
5. Re-elect Kevin Matthews+	346,784,924	903,430	388,534	36,284
6. Re-appoint auditors	345,365,492	853,903	894,807	998,970
7. Auditors' remuneration	346,872,971	904,294	314,663	21,244
8. Adopt Long-Term Incentive Plan	305,514,354	934,829	21,484,958	20,179,031
9. Adopt UK SAYE	346,864,285	930,279	231,303	87,305

scheme				
10. Authorise Directors to establish savings-based option schemes for non UK employees	346,944,575	952,042	133,619	82,936
11. Amend Articles of Association	346,711,313	943,957	376,410	81,492
12. Authority to allot shares	344,954,611	932,091	2,160,183	66,287
13. Disapplication of pre-emption rights	346,900,498	932,702	185,751	94,221
14. Authority to purchase own ordinary shares	346,998,945	934,921	138,411	40,895

+ Member of the Nomination, Audit and Remuneration Committees

Resolutions 11, 13 and 14 were passed as special resolutions.

Wai Wong
Company Secretary
0207 408 9303

END
AGMBUGDSIDDGGIS

SEC File No. 82-34751

"emailalert@hemscottbusiness.co.uk" <emailalert@hemscottbusiness.co.uk>

04/24/08 09:00 AM

To "eleanor.besserman@ele..." <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Directorate Change

This Email Alert service is brought to you by Elementis

RNS Number:9612S
Elementis PLC
24 April 2008

Elementis plc - Board change

Elementis (the "Company") announces the decision by Ken Minton to retire as a non-executive director of the Company following the conclusion of today's Annual General Meeting.

Ken Minton was appointed a director of the Company in June 2005 and served as Senior Independent Director and Chairman of the Remuneration Committee.

Bob Beeston, Chairman of Elementis, said: "Ken's extensive experience having served on the boards of several FTSE 250 companies both in an executive and non-executive role, together with his in-depth knowledge of the chemical industry, has made him a very effective member of our Board. I would like to thank him for the significant contribution he has made to the success of the Company over the last three years, and wish him well in the future."

The following related changes to the roles and responsibilities of directors are also announced with immediate effect. Ian Brindle steps down as Chairman of the Audit Committee and is appointed Senior Independent Director. Chris Girling replaces him as Chairman of the Audit Committee and Kevin Matthews is appointed Chairman of the Remuneration Committee.

Enquiries:
Elementis plc
Wai Wong, Company Secretary Tel: +44 (0)20 7408 9303

Financial Dynamics
Andrew Dowler/Greg Quine Tel: +44 (0)20 7831 3113

END
BOAUOVORWVRSUAR

"emailalert@hemscottbusiness.co.uk" <emailalert@hemscottbusiness.co.uk>

04/24/08 02:01 AM

To "eleanor.besserman@elei... .. <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Interim Management Statement

This Email Alert service is brought to you by Elementis

RNS Number:9573S
Elementis PLC
24 April 2008

AGM / Interim Management Statement

Elementis plc ("the Company") today issues its first Interim Management Statement for the period ended March 31, 2008 in relation to the Company and its subsidiaries ("the Group").

The Group has made a positive start to the financial year, and trading in all three continuing businesses is ahead of the same period last year. Demand patterns are reflective of those experienced in the latter half of 2007, and the Board continues to anticipate making progress in 2008 in line with its expectations.

The Group's balance sheet remains strong with no material changes in the financial position since the publication of the Company's preliminary results for the year ended December 31, 2007.

Enquiries:
Elementis plc Tel: +44 (0)20 7408 9302
Brian Taylorson
Finance Director

Financial Dynamics Tel: +44 (0)20 7831 3113
Andrew Dowler
Greg Quine

END
IMSUOSORWBRSUAR

END